# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 SHESHET HAYAMIM STREET, 30 SHESHET HAYAMIM STREET, BNEI BRAK, Israel (L3), 5120261
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001389956-26-000009
Filed by CIK 0001389956

## Reporting persons
- PEAK6 Capital Management LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- PEAK6 Partners LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- PEAK6 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- PEAK6 Investments LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- PEAK6 Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- PEAK6 Capital Management Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- Matthew Hulsizer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)
- Jennifer Just: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,679,976; sole dispositive power 0; shared dispositive power 1,679,976; aggregate amount beneficially owned 1,679,976 (2.5% of the class)

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 SHESHET HAYAMIM STREET, 30 SHESHET HAYAMIM STREET, BNEI BRAK, ISRAEL, 5120261

## Item 2. Person Filing
Name of person filing:
PEAK6 Capital Management LLC
PEAK6 Partners LLC
PEAK6 LLC
PEAK6 Investments LLC
PEAK6 Group LLC
PEAK6 Capital Management Holdings LLC
Matthew Hulsizer
Jennifer Just
Address of principal business office or, if none, residence:
PEAK6 Capital Management LLC - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
PEAK6 Partners LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Investments LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Group LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Capital Management Holdings LLC - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
Matthew Hulsizer - 2010 E. 6th St., Austin TX 78702
Jennifer Just- 2010 E. 6th St., Austin TX 78702
Citizenship:
PEAK6 Capital Management LLC, Delaware
PEAK6 Partners LLC, Delaware
PEAK6 LLC, Delaware
PEAK6 Investments LLC, Delaware
PEAK6 Group LLC, Delaware
PEAK6 Capital Management Holdings LLC, Delaware
Matthew Hulsizer, U.S. Citizen
Jennifer Just, U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Percent of class: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A included with Cover

## Signatures
- PEAK6 Capital Management LLC: Tom Simpson, Chief Executive Officer (08/14/2026)
- PEAK6 Partners LLC: Matthew Hulsizer, Manager (08/14/2026)
- PEAK6 LLC: Matthew Hulsizer, Manager (08/14/2026)
- PEAK6 Investments LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (08/14/2026)
- PEAK6 Group LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (08/14/2026)
- PEAK6 Capital Management Holdings LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (08/14/2026)
- Matthew Hulsizer: Matthew Hulsizer, Individual (08/14/2026)
- Jennifer Just: Jennifer Just, Individual (08/14/2026)